Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 12, 2018, by and among MTech Sponsor LLC, a Florida limited liability company, SS FL LLC, a Florida limited liability company, Steven Van Dyke, Scott Sozio, Game Boy Partners, LLC, a New York limited liability company, and Drew Effron (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Common Stock, $0.0001 par value per share, of MTech Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated February 12, 2018, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: February 12, 2018	MTECH SPONSOR LLC By: SS FL LLC, its Managing Member

	By:	/s/ Scott Sozio
Name: Scott Sozio
Title: Managing Member

Date: February 12, 2018	By:	SS FL LLC /s/ Scott Sozio
Name: Scott Sozio Title: Managing Member

Date: February 12, 2018		/s/ Scott Sozio
Scott Sozio

Date: February 12, 2018	/s/ Steven Van Dyke
Steven Van Dyke

Date: February 12, 2018	By:	Game Boy Partners, LLC /s/ Drew Effron
Name: Drew Effron Title: Managing Member

Date: February 12, 2018	/s/ Drew Effron
Drew Effron